Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

(A)	2015 Policy Management Agreement

Reference is made to the announcement of the Company dated 15 December 2011 in relation to the renewal of the 2005 Policy Management Agreement by the 2011 Confirmation Letter entered into between the Company and CLIC on the same date. The 2005 Policy Management Agreement (as renewed by the 2011 Confirmation Letter) will expire on 31 December 2014. On 19 December 2014, the Board resolved that the Company will enter into the 2015 Policy Management Agreement with CLIC, whereby the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies. The Company will enter into the 2015 Policy Management Agreement with CLIC prior to the expiration of the 2005 Policy Management Agreement (as renewed by the 2011 Confirmation Letter).

(B)	2015 Insurance Sales Framework Agreement

Reference is made to the announcements of the Company dated 8 March 2012 and 4 January 2013 in relation to the 2012 Insurance Sales Framework Agreement entered into between the Company and P&C Company on 8 March 2012. The 2012 Insurance Sales Framework Agreement will expire on 7 March 2015. On 19 December 2014, the Board resolved that the Company will enter into the 2015 Insurance Sales Framework Agreement with P&C Company, whereby P&C Company will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions. The Company will enter into the 2015 Insurance Sales Framework Agreement with P&C Company prior to the expiration of the 2012 Insurance Sales Framework Agreement.

(C)	2015 Asset Management Agreement

Reference is made to the voluntary announcement of the Company dated 29 December 2011 in relation to the 2011 Asset Management Agreement entered into between AMC and CLIC on the same date. The 2011 Asset Management Agreement will expire on 31 December 2014. On 19 December 2014, the Board resolved that AMC will enter into the 2015 Asset Management Agreement with CLIC, whereby AMC will continue to invest and manage assets entrusted to it by CLIC. AMC will enter into the 2015 Asset Management Agreement with CLIC prior to the expiration of the 2011 Asset Management Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued capital of the Company, and is a connected person of the Company. AMC is a non-wholly owned subsidiary of the Company and is held as to 60% and 40% of the issued capital by the Company and CLIC, respectively. P&C Company, which is held as to 60% and 40% of the issued capital by CLIC and the Company, respectively, is an associate of CLIC, and therefore a connected person of the Company. As such, the transactions under each of the 2015 Policy Management Agreement, the 2015 Insurance Sales Framework Agreement and the 2015 Asset Management Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under each of the 2015 Policy Management Agreement and the 2015 Insurance Sales Framework Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2015 Asset Management Agreement are less than 0.1%, such transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

(A)	2015 Policy Management Agreement

Reference is made to the announcement of the Company dated 15 December 2011 in relation to the renewal of the 2005 Policy Management Agreement by the 2011 Confirmation Letter entered into between the Company and CLIC on the same date. The 2005 Policy Management Agreement (as renewed by the 2011 Confirmation Letter) will expire on 31 December 2014.

On 19 December 2014, the Board resolved that the Company will enter into the 2015 Policy Management Agreement with CLIC, whereby the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies. The Company will enter into the 2015 Policy Management Agreement with CLIC prior to the expiration of the 2005 Policy Management Agreement (as renewed by the 2011 Confirmation Letter).

Principle Terms of the 2015 Policy Management Agreement

In contemplation of the listing of the Company on the Stock Exchange in 2003, CLIC transferred its entire branch services network to the Company. In order to capitalize on the large customer base of CLIC, increase the utilization of the Company’s customer service network and increase the Company’s revenue sources, the Company has accepted CLIC’s entrustment to provide policy administration services relating to the non-transferred policies.

Scope of services

Pursuant to the 2015 Policy Management Agreement, the Company will provide various policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies and renewal of riders to the non- transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. The Company will act as an agent of CLIC under the agreement and will not acquire any rights or assume any obligations as an insurer under the non-transferred policies.

Service fee

Pursuant to the 2015 Policy Management Agreement, CLIC will pay a service fee to the Company in cash on a semi-annual basis, based on the estimated cost of the Company in providing the services, to which a profit margin is added. The calculation method of the service fee equals to, for each semi- annual payment method, the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB8.0; and (2) 2.5% of the actual premiums in respect of the non- transferred policies collected during the period. For these purposes, the number of policies in force for group insurance policies is equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured).

Term

The 2015 Policy Management Agreement is for a term of three years from 1 January 2015 to 31 December 2017, and, subject to the Listing Rules, is renewed automatically for successive three- year term, unless terminated by either party by giving to the other party not less than 180 days’ prior written notice to terminate the agreement at the expiration of the then current term. The agreement may also be terminated by either party by giving to the other party not less than 90 days’ prior written notice to terminate the agreement at any time during its term.

Annual Cap

Historical figures

The service fees paid by CLIC to the Company for the two years ended 31 December 2013 and the six months ended 30 June 2014 are as follows:

Period	Amount of Services Fees Paid

(RMB in million)
Year ended 31 December 2012	1,063
Year ended 31 December 2013	1,022
Six months ended 30 June 2014	479

Annual cap

The annual cap in respect of the service fees to be paid by CLIC to the Company under the 2015 Policy Management Agreement for each of the three years ending 31 December 2017 is RMB1,037 million.

The services fees payable by CLIC to the Company under the 2015 Policy Management Agreement is determined based on the estimated cost of the Company in providing the services, to which a profit margin is added. The service fee was agreed between the Company and CLIC after arm’s length negotiation. In addition, in determining the annual cap, the Company has taken into account the deviation in calculating the number of non-transferred policies serviced under the 2015 Policy Management Agreement and the estimated number of lapsed non-transferred policies which may be reinstated each year.

(B)	2015 Insurance Sales Framework Agreement

Reference is made to the announcements of the Company dated 8 March 2012 and 4 January 2013 in relation to the 2012 Insurance Sales Framework Agreement entered into between the Company and P&C Company on 8 March 2012. The 2012 Insurance Sales Framework Agreement will expire on 7 March 2015.

On 19 December 2014, the Board resolved that the Company will enter into the 2015 Insurance Sales Framework Agreement with P&C Company, whereby P&C Company will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions. The Company will enter into the 2015 Insurance Sales Framework Agreement with P&C Company prior to the expiration of the 2012 Insurance Sales Framework Agreement.

Principle Terms of the 2015 Insurance Sales Framework Agreement

Scope of insurance agency services

Pursuant to the 2015 Insurance Sales Framework Agreement, P&C Company will entrust the Company to act as an agent to sell selected insurance products (including but not limited to statutory and mandatory insurance, automobile insurance, enterprise property insurance, family property insurance, engineering insurance, liability insurance, cargo transportation insurance, special risk insurance, comprehensive insurance, etc.) within the authorized regions. The Company will collect insurance premiums in the name of P&C Company.

Agency service fee

Pursuant to the 2015 Insurance Sales Framework Agreement, P&C Company will pay an agency service fee in cash on a monthly basis to the Company which includes sales management fee and sales service fee. The standard of sales management fee shall be determined by the parties pursuant to the price calculation principle of “cost (including the relevant taxes) plus profit margin” on the basis of the principles of equality and fairness, and subject to compliance with the relevant requirements of CIRC and the Ministry of Finance of the PRC, as well as the Listing Rules. P&C Company will pay the sales management fee to the Company based on the actual amount of premiums received from the insurance agency business (other than the compulsory insurance premium for automobile traffic accident liability). P&C Company shall pay the sales service fee to the Company according to the standard of service fees of specific insurance products agreed by the branches of the parties based on market principles. In determining the agency service fee of various insurance products, the Company will comply with the relevant requirements of CIRC and the Ministry of Finance of the PRC and take into account the agency service fees charged by independent third parties for sale of similar insurance products.

Term

The 2015 Insurance Sales Framework Agreement is for a term of two years from the date of its signing by the legal representative or authorized representative of the parties and affixing of the company seal of the parties. The agreement will be automatically extended for another year after its expiry unless terminated by either party by giving the other party a written notice within 30 days prior to its expiry.

Annual Caps

Historical figures

The agency service fees paid by P&C Company to the Company for the two years ended 31 December 2013 and the six months ended 30 June 2014 are as follows:

Period	Amount of Agency Service Fees Paid

(RMB in million)
Year ended 31 December 2012	648
Year ended 31 December 2013	852
Six months ended 30 June 2014	460

Annual caps

The annual caps in respect of the agency service fees to be paid by P&C Company to the Company under the 2015 Insurance Sales Framework Agreement for the three years ending 31 December 2017 are RMB1,386 million, RMB1,738 million and RMB2,222 million, respectively.

The agency service fee was agreed between the Company and P&C Company after arm’s length negotiation. In determining the annual caps, the Company has taken into account the historical figures and the growth trend of the relevant business.

(C)	2015 Asset Management Agreement

Reference is made to the voluntary announcement of the Company dated 29 December 2011 in relation to the 2011 Asset Management Agreement entered into between AMC and CLIC on the same date. The 2011 Asset Management Agreement will expire on 31 December 2014.

On 19 December 2014, the Board resolved that AMC will enter into the 2015 Asset Management Agreement with CLIC, whereby AMC will continue to invest and manage assets entrusted to it by CLIC. AMC will enter into the 2015 Asset Management Agreement with CLIC prior to the expiration of the 2011 Asset Management Agreement.

Principle Terms of the 2015 Asset Management Agreement

Scope of services

Pursuant to the 2015 Asset Management Agreement, AMC will invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. CLIC will retain the title of the entrusted assets and AMC will be authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the agreement. CLIC will have the right to establish, amend and change the investment guidelines (relating to the purpose, scope, strategic investment allocation, forecast of cash inflow and outflow, liquidity requirement and risk control requirement). CLIC will also have the right to monitor the investment management activities of AMC.

Service fee

In consideration of AMC’s service in respect of investing and managing various categories of assets entrusted to it by CLIC under the 2015 Asset Management Agreement, CLIC will pay AMC a base service fee for asset management in cash at the rate of 0.05% per annum. Such service fee is calculated and payable on a monthly basis, by multiplying the average of book balance of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions, the principals and interests of debt investment plan and the book balance of the investment in China Southern Power Grid) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12.

After the end of each fiscal year, CLIC will evaluate the investment return with respect to the assets entrusted to AMC in the previous year, and adjust the base service fee for asset management by reference to the actual and targeted investment return.

The service fee for debt investment plan, equity investment plan, project asset-backed plan and customized non-standard products will be determined separately by the parties.

The services fees under the 2015 Asset Management Agreement were determined by CLIC and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Term

The 2015 Asset Management Agreement will become effective upon signing by the legal representative or authorized representative of the parties and affixing of company seal of both parties, and expire on 31 December 2015. The parties will negotiate the renewal of the agreement 90 days prior to its expiry. The entrustment term stipulated in the 2015 Asset Management Agreement is from 1 January 2015 to 31 December 2015.

Annual Cap

Historical figures

The service fees paid by CLIC to AMC for the two years ended 31 December 2013 and the six months ended 30 June 2014 are as follows:

Period	Amount of Service Fees Paid

(RMB in million)
Year ended 31 December 2012	133
Year ended 31 December 2013	133
Six months ended 30 June 2014	64

Annual cap

The annual cap in respect of the service fees to be paid by CLIC to AMC under the 2015 Asset Management Agreement for the year ending 31 December 2015 is RMB320 million.

In determining the above annual cap, the parties have taken into account the historical figures and the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

(A)	2015 Policy Management Agreement

The transactions under the 2015 Policy Management Agreement can effectively avoid competition between the Company and CLIC, fully develop the potential of the Company’s current distribution channel and effectively allocate and utilize the Company’s current resources, thereby enhancing the Company’s sustainable development capability which is in line with the long-term interests of the Company and its shareholders.

(B)	2015 Insurance Sales Framework Agreement

The transactions under the 2015 Insurance Sales Framework Agreement can actively expand the Company’s insurance service scope, meet customers’ comprehensive insurance needs, stabilize life insurance sales forces and effectively raise China Life’s brand value.

(C)	2015 Asset Management Agreement

The transactions under the 2015 Asset Management Agreement will enable AMC to capitalize on its operational advantages and help realize the effective allocation and utilization of current resources, thereby raising the profitability of the Company and its subsidiaries which is in line with the long- term interests of the Company and its shareholders.

Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Su Hengxuan, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong hold positions in CLIC and/or P&C Company and have abstained from voting on the Board resolutions passed to approve the 2015 Policy Management Agreement, the 2015 Insurance Sales Framework Agreement and the 2015 Asset Management Agreement, and the transactions contemplated thereunder.

The Directors, including the independent non-executive Directors, are of the view that the continuing connected transactions under each of the 2015 Policy Management Agreement, the 2015 Insurance Sales Framework Agreement and the 2015 Asset Management Agreement have been conducted on normal commercial terms, were entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps for each of the continuing connected transactions under the above agreements are fair and reasonable.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued capital of the Company, and is a connected person of the Company. AMC is a non-wholly owned subsidiary of the Company and is held as to 60% and 40% of the issued capital by the Company and CLIC, respectively. P&C Company, which is held as to 60% and 40% of the issued capital by CLIC and the Company, respectively, is an associate of CLIC, and therefore a connected person of the Company. As such, the transactions under each of the 2015 Policy Management Agreement, the 2015 Insurance Sales Framework Agreement and the 2015 Asset Management Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under each of the 2015 Policy Management Agreement and the 2015 Insurance Sales Framework Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2015 Asset Management Agreement are less than 0.1%, such transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

CLIC, being the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreement.

P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by CIRC.

AMC is principally engaged in management of insurance funds and provision of consultation services relating to insurance fund management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2005 Policy Management Agreement”	the policy management agreement entered into between the Company and CLIC on 24 December 2005

“2011 Asset Management Agreement”	the asset management agreement entered into between AMC and CLIC on 29 December 2011

“2011 Confirmation Letter”

the confirmation letter dated 15 December 2011 entered into between the Company and CLIC in relation to the renewal of the 2005 Policy Management Agreement, whereby the 2005 Policy Management Agreement was extended to 31 December 2014

“2012 Insurance Sales Framework Agreement”	the insurance sales framework agreement entered into between the Company and P&C Company on 8 March 2012

“2015 Asset Management Agreement”	the asset management agreement proposed to be entered into between AMC and CLIC, whereby AMC will continue to invest and manage assets entrusted to it by CLIC

“2015 Insurance Sales Framework Agreement”

the insurance sales framework agreement proposed to be entered into between the Company and P&C Company, whereby P&C Company will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions

“2015 Policy Management Agreement”

the policy management agreement proposed to be entered into between the Company and CLIC, whereby the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies

“AMC”	(China Life Asset Management Company Limited), a limited liability company incorporated under the laws of the PRC and a non-wholly owned subsidiary of the Company

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC and a subsidiary of CLIC

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 19 December 2014

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping